TSX:IRC                                                                                 NR 05-15

                                                                                 November 11, 2005

INTERNATIONAL ROYALTY CORPORATION

REPORTS QUARTERLY RESULTS

DENVER, COLORADO – November 11, 2005 - International Royalty Corporation (TSX: IRC) (the "Company") is pleased to report its third quarter financial results.  All figures are in United States dollars unless otherwise noted.

Summary of Quarterly Information:

($ thousands, except per share data)	Three Months Ended September 30,		Nine Months Ended September 30,
	2005	2004	2005	2004
Statement of Operations
Royalty revenues	$ 107	$ 73	$ 312	$ 261
General and administrative	558	128	1,647	380
Stock-based compensation expense	-	-	4,867	92
Net loss for the period	(1,128)	(104)	(7,734)	(416)
Basic and diluted loss per share	(0.02)	(0.01)	(0.16)	(0.05)
Statement of Cash Flows
Cash flows from (used in) operating activities	(600)	8	(1,301)	(61)
Cash flows used in investing activities	(1,525)	(26)	(129,175)	(26)
Cash flows from (used in) financing activities	(11)	-	142,927	-
Increase (decrease) in cash and cash equivalents	(2,136)	(18)	12,451	(87)

($ thousands)	September 30, 2005	December 31, 2004
Balance Sheet
Cash and cash equivalents	$ 13,262	$ 811
Total assets	255,643	3,502
Shareholders’ Equity	160,539	2,758

The Company reported a net loss for the three months ended September 30, 2005 of $1,128,000 or $0.02 per share.  The loss for the nine months ended September 30, 2005 was $7,734,000 or $0.16 per share.  After excluding the non-cash stock-based compensation charge for the nine months of $4,867,000, which was incurred in conjunction with taking the Company public, the loss for the period was $2,867,000, or $0.06 per share.

On February 22, 2005, the Company completed an initial public offering (the “IPO”), raising gross proceeds of CA$162.5 million on the sale of 37,790,698 common shares of the Company.  The Company also raised an additional CA$30 million in gross proceeds through the sale of units consisting of 1,395,360 common shares of the Company and CA$30,000,000 in senior secured debentures.  The proceeds of these transactions were used for the indirect acquisition of the Voisey’s Bay royalty and other royalties as further described in the Company’s consolidated financial statements for the nine months ended September 30, 2005.

As required by Canadian generally accepted accounting principles, the Company recorded an adjustment to the purchase price of the Voisey’s Bay royalty and to its Hunter Royalty Portfolio to reflect the fact that the Company has no amortizable basis in these assets for Canadian income tax purposes.   The effect of the adjustments is to increase the value of the respective royalty interests and to record an offsetting adjustment to future income taxes.  This adjustment will have no impact on either past or future cash flows of the Company.  Recording of the future income tax liability has also resulted in the recognition of tax benefits related to the Company’s tax net operating losses, and certain expenses of the IPO and the Unit Offering.  Details of the balance in future income taxes at September 30, 2005 is as follows:

(in thousands of US$)
Adjustment to royalty interest in mineral properties	$77,954
Adjustment to common shares to reflect the tax deductibility of expenses of the offering	(3,335)
Royalty interest amortization	252
Discount on senior secured debentures	818
Net operating losses	(2,015)
Other, net	12
$73,686

The acquisition of the Voisey’s Bay royalty has positioned the Company for significant growth in revenues and operating cash flows upon the commencement of Voisey’s Bay mine operations.  In addition, the Company has a strong cash and short-term investment position of $15.0 million and working capital of $16.8 million at September 30, 2005.

During September 2005, Inco Limited announced that it had produced its first concentrate from the Voisey’s Bay mine and that it expects to see the first shipment of concentrate in November 2005.  This schedule would result in the recognition of the Company’s first royalty revenue from Voisey’s Bay during the quarter ended December 31, 2005, with the first royalty payment expected in February 2006.

On November 9, 2005, the Company granted 978,000 stock options to its directors, officers and employees.   The options have an exercise price of CA$3.75 per common share and will vest over a period of three years.

Complete quarterly results are available on SEDAR and on the Company’s website at www.internationalroyalty.com.

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe IRC's future plans, intentions, objectives or goals, including words to the effect that IRC or management expects a stated condition or result to occur. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements. IRC does not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of IRC's business contained in its reports filed with the securities regulatory authorities.

For further information please contact:

Douglas B. Silver, Chairman and CEO: (303) 799-9020

Douglas J. Hurst, President: (250) 352-5573

info@internationalroyalty.com

www.internationalroyalty.com

Renmark Financial Communications Inc.

Tina Cameron : tcameron@renmarkfinancial.com